Exhibit 99.1

Algonquin Power & Utilities Corp. Announces C$172.5 Million Offering of Common Shares

Oakville, ON, December 14, 2018 – Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced that it has agreed with certain institutional investors to issue and sell 12,536,350 common shares of APUC (the “Shares”) at a price of C$13.76 per share, for gross proceeds of approximately C$172.5 million (the “Offering”).

The Shares are being offered and sold directly to the institutional investors by APUC without an underwriter or placement agent and no fees will be payable by APUC in connection with the Offering. The price of the Shares represents approximately 96% of the volume weighted average trading price of APUC common shares on the Toronto Stock Exchange for the five day period ending December 13, 2018. The proceeds of the Offering are anticipated to be used to partially finance APUC’s recently announced acquisition of Enbridge Gas New Brunswick Limited Partnership, and for general corporate purposes. The Offering is expected to close on or about December 20, 2018, subject to the satisfaction of customary conditions, including the approval of the Shares for listing on the Toronto Stock Exchange and the New York Stock Exchange.

The Shares are being offered pursuant to the Company’s shelf prospectus and registration statement on Form F-10 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canadian multijurisdictional disclosure system. A prospectus supplement related to the Offering will be filed with the Canadian Securities Administrators and the SEC.

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with approximately $9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 766,000 connections, and is committed to being a global leader in the generation of clean energy through its ownership of, or interest in, long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity. With a team of over 2,300 talented employees, APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s Common Shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC’s Common Shares and Series A subordinated notes are also listed on the New York Stock Exchange under the symbols AQN and AQNA.

Visit APUC at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to statements regarding: the closing of the Offering; the listing of the Common Shares; and the expected use of the net proceeds from the Offering. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim management’s discussion and analysis, most recent annual information form and prospectus and prospectus supplement relating to the Offering. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Enquiries, please contact:

Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
InvestorRelations@APUCorp.com
(905) 465-4500